March 28, 2006

Via UPS and Fax
Ms. April Sifford
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Blast Energy Services, Inc.
Item 4.02 Form 8-K
Filed March 27, 2006
File N0. 333-64122

Dear Ms. Sifford:

We are in receipt of your letter of today’s date.

Item 1.

Response: We plan to amend our Form 8-K by describing that the decision to restate was made in consultation with our independent accountants per Item 4.02(a) of Form 8-K per the attached document.

Item 2.

Response: We plan to file restated Form 10-KSB for December 31, 2004 and Forms 10-QSB for March 31, 2005, June 30, 2005 and September 30, 2005 on or before March 31, 2006. All filings will be made on EDGAR.

Item 3.

Response:  We plan to state that the officer’s conclusions with respect to disclosure controls and procedures in the previous filings were not effective as of the end of the periods covered by the respective reports, given the restatement of the filings listed above. In the future, the Company will institute a procedure to thoroughly review the carrying value of its intangible assets.

We trust that this communication also addresses the issues raised in Mr. Schwall’s letter of March 22, 2006 to Michael Larkin of Adams & Reese. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (281) 453 2888.

Very truly yours,
BLAST ENERGY SERVICES, Inc.

/s/ John O’Keefe

John O’Keefe

Enclosures

cc: Mr. Roger Schwall
Ms. Melinda Kramer
Mr. Ron Winfrey
Mr. Gary Newberry
United States Securities and Exchange Commission

Mr. Michael Larkin
Adams & Reese

Mr. David Grossman
Malone & Bailey